February 5, 2013

Ms. Loan Lauren P Nguyen
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington DC  20549-3561

RE:  Bowl America Incorporated
        Form 10-K filed September 27, 2012
        SEC File No. 001-07829

Dear Ms. Nguyen:

I am writing on behalf of Bowl America Incorporated (“Bowl America” or the “Company”) in response to your letter of comments, dated February 4, 2013, regarding the Company’s Annual Report on Form 10-K for the year ended July 1, 2012 (the “Form 10-K”).  Set forth below is the one comment contained in your letter and the Company’s response thereto.

Form 10-K filed September 27, 2012

COMMENT:  1.  Please confirm that in future filings you will have the principal financial officer sign in their individual capacity.  Refer to General Instruction D of Form 10-K.

RESPONSE:  In future filings, we will add the words “Principal Financial and Accounting Officer” below the signature of Ms. Cheryl A. Dragoo, our Chief Financial Officer, when she signs our Form 10-K in such capacity, all in accordance with General Instruction D of Form 10-K.

In connection with the Company’s response to the Staff’s comments set forth above, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact Thomas L. James, Esq. of Foley & Lardner LLP, our counsel, at (202) 295-4012 or the undersigned at (703) 941-6300 if you have any questions regarding the above matters.

Sincerely,

/s/ Cheryl A. Dragoo
Cheryl A. Dragoo
Chief Financial Officer
Principal Financial and Accounting Officer

cc:  Thomas L. James, Esq.
       Mr. David R. Humphrey